UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 5, 2024, the board of directors (the “Board”) of Antelope Enterprise Holdings Limited (the “Company”) ratified and approved, based on the compensation committee (the “Committee”) of the Board’s recommendation, to amend employment agreement of Mr. Hen Man Edmund, the chief financial officer (the “CFO”) of the Company, (as amended, the “Amended Employment Agreement”). Pursuant to the Amended Employment Agreement, Mr. Hen’s monthly compensation as the CFO of the Company was changed from $9,000 in cash and $7,500 worth of Class A ordinary shares, no par value (the “Class A Ordinary Shares”), calculated based on the closing price of the Class A Ordinary Shares on the last trading day of such month, to be HK$70,200 (approximately $9,000) in cash and $16,300 worth of Class A Ordinary Shares, calculated based on the closing price of the Class A Ordinary Shares on the last trading day of such month, starting on January 1, 2024.

Except for the changes expressly described above, the Amended Employment Agreement does not amend, supplement or update any information contained in the employment agreement of Mr. Hen dated October 1, 2022.

A copy of the Amended Employment Agreement is attached hereto as Exhibit 10.1. The foregoing description of the Amended Employment Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in their entirety by reference to the Amended Employment Agreement.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amended Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: June 6, 2024